Exhibit (a)(9)

Magma Announces Intention to Amend Terms of Exchange Offer

SAN JOSE, Calif., Aug. 21, 2009 — Magma(r) Design Automation, Inc. (Nasdaq: LAVA) today announced its intent to amend the terms of its exchange offer to holders of its outstanding 2.0% Convertible Senior Notes due May 15, 2010 (the “existing notes”). Magma expects that the amended terms will provide that holders of existing notes will receive $1,000 of 6.0% Convertible Senior Notes due 2014 (the “exchange notes”) for each $1,000 principal amount of existing notes, and that the conversion price for the exchange notes will be equal to the greater of (1) $1.80 per share and (2) 120 percent of the average of the volume weighted average price of Magma’s common stock for the five-trading-day period ending on Sept. 2, 2009 (the “5 Day VWAP”). Magma also announced its intention to decrease the interest rate on the exchange notes from 8.0 percent to 6.0 percent. As a result of these modifications to the terms of the exchange offer, the new expiration date for the exchange offer will be midnight EDT on Friday, Sept. 4, 2009, unless the exchange offer is further extended. Magma plans to file an amendment to its Registration Statement on S-4 and its Schedule TO for the exchange offer on Aug. 24, 2009 to reflect the new proposed terms for the exchange offer.

The 5 Day VWAP currently provided for in the Registration Statement, which was determined over the 5-day period ended on Aug. 20, 2009, equaled $1.49 per share. Since 120 percent of the 5 Day VWAP ending Aug. 20, 2009 is less than $2.55 per share, the conversion price for the exchange notes prior to the planned amendment discussed above would have been equal to $2.55 per share. As a result of the planned amendment, the $2.55 per share price will no longer be applicable to the establishment of the conversion price of the exchange notes.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include statements about Magma’s exchange offer and are subject to risks and uncertainties that could cause actual results to differ materially from Magma’s current expectations. Factors that could cause or contribute to such differences include, but are not limited to: the risk that the company does not complete the exchange offer on the terms described in the registration statement or at all, as a result of a change in capital and debt market conditions, changes in the price of Magma’s common stock, or the unwillingness of note holders to exchange their existing notes for exchange notes having the terms proposed. Further discussion of these and other potential risk factors may be found in Magma’s public filings with the Securities and Exchange Commission (www.sec.gov), including its Form 10-K for the fiscal year ended May 3, 2009 and its Registration Statement on Form S-4, as amended on July 24, 2009.

About Magma Design Automation

Magma’s electronic design automation (EDA) software is used to create complex, high-performance integrated circuits (ICs) for cellular telephones, electronic games, WiFi, MP3 players, DVD/digital video, networking, automotive electronics and other electronic applications. Magma products for IC implementation, analog/mixed-signal design, analysis, physical verification, circuit simulation and characterization are recognized as embodying the best in semiconductor technology, providing the world’s top chip companies the “Fastest Path to Silicon.”™ Magma maintains headquarters in San Jose, Calif., and offices throughout North America, Europe, Japan, Asia and India. Magma’s stock trades on Nasdaq under the ticker symbol LAVA.

Magma is a registered trademark and “Fastest Path to Silicon” is a trademark of Magma Design Automation, Inc.